Exhibit 99.7

Press Release

Egypt: Total Announces Gas Discovery

in Shallow Waters

Paris, July 28, 2020 – Total, bp and Eni (as the Operator) have made a gas discovery with the Bashrush well on the North El Hammad license, located eleven kilometers off the Egyptian coast.

The well encountered 102 meters net gas pay in high quality sandstones of the Abu Madi formation. A production test was conducted with flow rates of up to 32 million standard cubic feet of gas per day (MMscf/d), limited by testing facilities. It is estimated that future deliverability per well will be up to 100 MMscf/d, along with up to 800 barrels of condensate per day. Future plans foresee development through tie-in to nearby existing infrastructures.

“We are very pleased to announce this discovery in Egypt. These results support our strategy to allocate a significant share of our exploration budget to the search of hydrocarbons in the vicinity of existing infrastructures,” said Kevin McLachlan, Senior Vice President Exploration at Total. “These resources have low development costs since they can rapidly be tie-in and put into production.”

Total holds a working interest of 25% in the North El Hammad license, alongside operator ENI (37.5%) and BP (37.5%).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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